MONMOUTH REAL ESTATE INVESTMENT CORPORATION

3499 Route 9 N, Suite 3-C
Juniper Business Plaza
Freehold, NJ 07728

August 1, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monmouth Real Estate Investment Corporation Request to Withdraw Registration Statement on Form S-3 (File No. 333-179898)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Act”), Monmouth Real Estate Investment Corporation (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-179898) on Form S-3 filed with the Commission on March 5, 2012 (the “Registration Statement”), together with all exhibits thereto.

The Company is requesting the withdrawal of the Registration Statement because the Company was not eligible to register securities on Form S-3 at the time of the filing of the Registration Statement due to the Company’s failure to timely file a Periodic Report on Form 8-K under Item 5.07 reporting the results of the vote at the Company’s 2011 Annual Meeting of Stockholders (the “8-K”) and an amendment to the 8-K reporting the determination of the Company’s Board of Directors with respect to the frequency of future non-binding advisory votes on the compensation of the Company’s named executive officers.

The Company confirms that no securities were offered or sold under the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing, please do not hesitate to contact Michael A. Leber of Venable LLP at (410) 244-7400.

Very truly yours, MONMOUTH REAL ESTATE INVESTMENT CORPORATION By: /s/ Kevin S. Miller Kevin S. Miller Chief Financial Officer